Filed pursuant to Rule 253(g)(2)

File No. 024-11229

OFFERING CIRCULAR

DATED: SEPTEMBER 2, 2020

FISHER WALLACE LABORATORIES INC.

325 Rutledge Street

Brooklyn, NY. 11211

www.fisherwallace.com

Up to 1,610,305 shares of our Class B Common Stock (the “Class B Shares”), par value $0.0001 per share, at a price of $6.21 per share (the “Offering”), plus up to 64,412 additional bonus shares that may be issued to certain investors. The minimum investment is $496.80 (80 Class B Shares). See “Plan of Distribution – Investor Perks.”

SEE “SECURITIES BEING

OFFERED” AT PAGE 27

Fisher Wallace Laboratories Inc. is offering a maximum of 1,610,305 Class B Shares (plus bonus shares that may be issued to certain investors) on a “best efforts” basis without a minimum investment target. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by us in our sole discretion. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us. Following the Offering, the Company shall be subject to the reporting requirements pursuant to Rule 257(b).

Investors who invest $2,500 or more in this offering shall also be entitled to receive certain bonus shares. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. Assuming all investors qualify for the maximum number of bonus shares, 64,412 additional bonus shares would be issued in this offering, which would cause immediate dilution to your investment. See “Plan of Distribution – Investor Perks.”

Subscription amounts shall be held in escrow by Prime Trust, our escrow agent, until the applicable closing.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

	Price to Public	Broker-Dealer discount and commissions (1)	Proceeds to issuer (2)
Per share:	$6.21	$0.4347	$5.7753
Total Maximum: (3)	$10,399,999	$700,000	$9,699,999

(1)	The company has engaged StartEngine Primary, member FINRA/SIPC, to perform placement agent functions and StartEngine CF to perform administrative and technology-related functions in connection with this offering. The company will pay a cash commission of 7.0% to StartEngine Primary on sales of securities into states which it is registered, and issue StartEngine Primary a warrant to purchase a number of shares of Class B Common Stock, equal to 5% of the shares purchased in the Offering, which shall have an exercise price per share equal to the price per share of the shares issued in the Offering. The company will also pay an advance of $15,000 to StartEngine Primary for due diligence and conducting a compliance review of the company’s offering. No commissions are payable on bonus shares issued in the Offering. See “Plan of Distribution” for details regarding the compensation payable to third-parties in connection with this offering..

(2)	The company estimates that the minimum amount of professional fees directly related to the offering that we will pay will be approximately $75,000 regardless of the number of shares that are sold in this offering. Additional expenses will be incurred for state notice filing fees and EDGARization costs. In the event that the maximum offering amount is sold, the company anticipates the total offering expenses will be approximately $3,331,498, which includes the commission payable to StartEngine Primary.

(3)	Total maximum includes $399,999, which represents the value of the maximum number of bonus shares that may be issued in this offering based on the purchase price of the shares; provided, however, we shall not actually receive such amount.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

There is currently no trading market for our Class B Shares.

The Class B Shares have no voting rights.

These are speculative securities. Investing in our Class B Shares involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 3.

Sales of these securities will commence within two (2) days of the qualification of this offering.

We shall file periodic reports as required pursuant to Rule 257(b).

We are following the “Offering Circular” format of disclosure under Regulation A.

In this offering circular (this “Offering Circular”), the terms “Fisher Wallace,” “Company,” “us” and “we,” refer to Fisher Wallace Laboratories Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO OUR MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. WE DO NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY

This Summary highlights information contained elsewhere in this Offering Circular, and does not contain all the information that you should consider in making your investment decision. Before investing in our Class B Shares, you should carefully read this entire Offering Circular, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company

We manufacture, market and sell wearable healthcare devices for the treatment of depression, anxiety and insomnia, as well as for sleep and stress management. Our flagship product, the Fisher Wallace Stimulator®, is cleared by the FDA (510k) in the United States and approved (CE-ISO) in Europe to treat depression, anxiety and insomnia. See “Risk Factors – As a result of government regulation, we may be unable to market our devices in the United States in the future for the designations of depression, anxiety and/or insomnia.”

Our technology has been shown in published clinical studies to stimulate neurochemical production and lower cortisol, as well as reduce the symptoms of depression, anxiety and insomnia. Patients use the device at home for 20 minutes a day and, in clinical trials and practice, the majority experience durable symptom reduction within the first week of use. The device may be safely used in conjunction with drug therapy. We are currently developing new versions of our technology to lower the cost of manufacturing which may also feature a new industrial design and packaging, as well as a mobile app to enhance the patient experience and improve data analytics. See “Our Business.”

On December 20, 2019, the United States Food and Drug Administration (the “FDA”) defined the regulatory path to FDA approval for each of the device's treatment indications, which include the treatment of depression, anxiety and insomnia. For depression, the FDA requires us to submit a pre-market approval application (a “PMA”) that provides definitive clinical trial evidence of effectiveness. The deadline for the PMA was originally June 19, 2020, but has been extended to October 19, 2020 as a result of the COVID-19 pandemic. If we submit the PMA application by the deadline and the application is deemed complete by the FDA, we may continue to market our device for the treatment of depression unless and until the FDA deem that the application does not provide sufficient evidence of effectiveness. If the FDA deems that the application provides sufficient evidence of effectiveness, it will grant full approval for the use of our device for the treatment of depression.  We intend to launch a clinical trial for treatment of depression in July 2020 in order to obtain evidence of effectiveness that will not only serve to make the application complete, but approvable. For the treatment of insomnia and anxiety, the FDA does not require a PMA application, however, requires us to amend our current 510k marketing clearance with clinical testing data that provides significant evidence of effectiveness. The deadline for submitting this clinical testing data is currently December 19, 2020, which deadline may be extended as a result of the pandemic. If we submit clinical testing data by the deadline, we may continue to market our device for the treatment of anxiety and insomnia until and unless the FDA deems that the submissions do not provide sufficient evidence of effectiveness. If the FDA deems that the submissions provide sufficient evidence of effectiveness, the FDA will grant us approval to market our device for the treatment of insomnia and anxiety.  We intend to launch two additional clinical trials, one for the treatment of anxiety and one for the treatment of insomnia, in July 2020 in order to obtain the required evidence of effectiveness for these indications. There is no guarantee that these clinical trials will yield sufficient results by the deadline, or, if the deadline is met, sufficient evidence to satisfy the FDA that the device should be approved for anxiety and insomnia. Therefore, we are taking the steps we deem necessary to obtain FDA approval for all three indications - depression, anxiety and insomnia - but there is no guarantee that our efforts will succeed. See “Risk Factors - As a result of government regulation, we may be unable to market our devices in the United States in the future for the designations of depression, anxiety and/or insomnia.”

The Offering

We are offering up to 1,610,305 Class B Shares for $6.21 per share, plus bonus shares that may be issued to certain investors. Assuming all investors qualify for the maximum number of bonus shares, 64,412 additional bonus shares would be issued in this offering, which would cause immediate dilution to your investment. See “Plan of Distribution – Investor Perks.”

The minimum investment is $496.80 (80 Class B Shares).

Rights and Preferences of the Class B Shares

The holders of Class B Shares are entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

The Class B Shares have no voting rights. As of the date of this offering circular, Fisher-Wallace Laboratories, LLC, a New York limited liability company, owns all of our Class A Common Stock, which are our only voting shares. Fisher-Wallace Laboratories, LLC, is controlled by Charles A. Fisher, our chief financial officer, secretary and a director. See “Risk Factors – Our chief financial officer, secretary and director beneficially owns and therefore controls all of our voting shares.”

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RISK FACTORS

Investing in our Class B Shares involves risk. In evaluating us and an investment in our Class B Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Class B Shares. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Business.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants, especially our co-founder, chief executive officer and director, Kelly Roman and our co-founder, chief financial officer, secretary and director, Charles A. Fisher. As we grow, we may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

As a result of government regulation, we may be unable to market our devices in the United States in the future for the designations of depression, anxiety and/or insomnia.

Our device has been legally marketed in the United States since 1990 when it obtained 510k clearance from the FDA for the treatment of depression, anxiety and insomnia. On December 20, 2019, the FDA published a Final Order on the Federal Register regarding the approval process for our device, which would transition the marketing status of the device from “FDA-Cleared” to “FDA-Approved.” To obtain approval for our device for use in treating anxiety and/or insomnia, we must submit an amendment(s) to our 510k that includes clinical testing data by December 19, 2020.  To obtain approval for our device for use in treating depression, we must submit a PMA application by June 19, 2020, that includes clinical data. The FDA may extend these deadlines due to the Covid-19 pandemic.

We anticipate that the cost of obtaining additional clinical testing data will total $500,000 combined for the insomnia and anxiety indications. If such clinical testing data is rejected by FDA, and/or our PMA application for depression is rejected, we may not continue to market our device for such indications in the United States which could have a material adverse effect on our business, however, in such case, we would dedicate more resources to marketing our product in Europe where we have the regulatory approval, and we may continue to market and sell our product in the US as a general wellness device for the management of sleep and stress.

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Our failure to comply with government regulations could adversely affect our business.

Our ability to market and sell our products is dependent on our compliance with governmental regulations such as FDA regulations, Federal Trade Commission regulations and health and safety codes, both domestically and abroad. While we believe we operate in substantial compliance with these laws, they are complex and subject to change. Our failure to comply with any of these laws could result in required changes in the design of the products, the manner in which we market our products, fines, penalties, judgments or other sanctions, including the temporary suspension of operations or a delay in the marketing and sales of our products, any of which could adversely affect our business, operations and our reputation.

A new version of our Simulator is still in prototype phase and might never be commercialized.

While we have sold the Fisher Wallace Stimulator® commercially for more than a decade, we are currently developing new versions of our technology to lower the cost of manufacturing which may also feature a new industrial design and packaging, as well as a mobile app to enhance the patient experience and improve data analytics. We believe that with improved design and lower manufacturing costs, combined with an increased advertising and marketing budget and more aggressive pricing, our new products will be able to gain traction in the marketplace faster than our current products. If we do not have sufficient capital, or for other reasons, are unable to complete the development of or commercialize the new stimulator, it could have a material and adverse effect on our future operations. Even if we complete its commercial development, it may fail to gain market acceptance for any number of reasons, which could materially and adversely impact the value of your investment.

If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurances that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We face significant market competition.

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Risks of borrowing.

Charles A. Fisher, our chairman, chief financial officer and secretary, made $576,525 in loans to Fisher-Wallace Laboratories, LLC, our predecessor-in-interest, which loans were assumed by us as of January 1, 2020. Interest at a rate of 5% per annum commenced accruing on the loans on January 1, 2020. The loans have no set maturity dates, however, we have agreed to use 10% of the proceeds of any financings, up to a maximum required to pay this loan, including the proceeds of this offering, to pay down such loans.  In addition, we may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition. In addition, we currently finance our online marketing efforts using various lines of credit. If we were unable to maintain such credit, it would reduce our ability to market our product online and could have a material adverse impact on our business, financial condition, operating results and prospects.

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Our intellectual property could be unenforceable or ineffective.

The current version of the Fisher Wallace Stimulator® uses technology that was protected by a patent that has expired. As a result, the current version may be considered analogous to a generic medication, and is therefore vulnerable to competition from products that provide similar safety and effectiveness. We have filed a provisional patent application covering the new version of the stimulator; however, a patent may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We also own several trademarks and domain names. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management’s attention from our core operations.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology (“IT”) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

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We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability.

Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. Any significant delays or other complications in maintaining our third party manufacturers, or manufacturing our products, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, or any disruptions or failures to maintain our relationships, could materially damage our brand, business, prospects, financial condition and operating results.

Manufacturing and selling our products internationally may present risks.

Certain components of our products are manufactured internationally, and specifically in China. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that the coronavirus outbreak in China may disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

We are subject to changes in foreign currency exchange rates.

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Some of our products are manufactured in China and some are sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depends on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to purchase and we may receive less than expected when they are sold, adversely impact the economics of our business and your investment.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.  In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

We store personally identifiable information of consumers which is subject to vast regulation.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers’ ability to collect and use personal information, which may reduce demand for our solutions.

Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public’s perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism.

Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

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If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

Risks Related to the Offering of our Class B Shares.

This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

We are offering Class B Shares in the amount of up to $9,999,994.05 in this offering, but may sell much less. The Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

If we cannot raise sufficient funds, we may not succeed.

Even if the maximum amount is raised in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive.

Terms of subsequent financings may adversely impact your investment.

Even if we are successful in this offering, we may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Class B Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Certain investors are entitled to pay a lower price for our Class B Shares.

We are offering our Class B Shares for $6.21 per share. Investors who invest $2,500 or more in this offering shall also be entitled to receive certain bonus shares. Assuming all investors qualify for the maximum number of bonus shares, 64,412 additional bonus shares would be issued in this offering, which would cause immediate dilution to your investment. See “Plan of Distribution – Investor Perks.”

Because no public trading market for our Class B Shares currently exists, it will be difficult for you to sell your Class B Shares and, if you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

There is no public market for our Class B Shares. Until our Class B Shares are listed on an exchange, if ever, you may not sell your Class B Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class B Shares promptly or at all. If you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

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Investors in our Class B Shares have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

Our chief financial officer, secretary and director controls all of our voting shares.

As of the date of this Offering Circular, Fisher-Wallace Laboratories, LLC, a New York limited liability company, owns all of our Class A Common Stock, which are our only voting securities. Charles A. Fisher, our chief financial officer, secretary and a director owns a majority of the outstanding membership interests of Fisher-Wallace Laboratories, LLC, and therefore, controls all of our voting shares. Therefore, Mr. Fisher is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

Management discretion as to use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described herein is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The subscription agreement includes an exclusive venue provision.

Our subscription agreement includes a forum selection provision that requires any claim against us based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of New York. This forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims, as investors may be compelled to travel to New York to prosecute or defend any claims involving us.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Our Class B Shares may be subject to registration under the Exchange Act.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. Upon the closing of this offering, there may be over 2,000 holders of our Class B Shares. If and when we are deemed to have assets above $10 million, we could be required to register our Class B Shares with the SEC under the Exchange Act, which would be a laborious and expensive process. In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

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Foreign securities laws.

Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

DILUTION

Dilution means a reduction in value, control or earnings of the shares an investor owns.

Immediate dilution

An early-stage company typically sells its securities to its founders and early employees (collectively, “Founders”) at very low prices because, in most cases, they provide services to the business but are not paid market wages. Likewise, when a business is seeking financing to begin its operations, the prices at which it may sell its securities to early investors, often family members or friends, are low. Later in its development, when the business seeks cash investments from new, unrelated investors, like you and the investors in our prior Regulation CF offering (the “Regulation CF Investors”), the new investors often pay a higher price for their securities than the price paid by the Founders and early investors. Each currently outstanding Class B Share and Class A Share, have the same economic rights. This means that the book value for each Class B Share you purchase is diluted because the book value per share of all the Class B Shares and Class A Shares is the same, but you paid more for your Class B Shares than the Founders paid for their Class A Shares, or the Regulation CF Investors paid for their Class B Shares.

The tables below compare the price that investors in this offering will pay for their Class B Shares assuming the sale of 25%, 50%, 75% and 100% of the Class B Shares we are offering, with the effective cash price paid for Class B Shares and Class A Shares by the Founders and the Regulation CF Investors. Our Regulation CF offering has been fully subscribed, however, not all of the funds have been disbursed. The figures with respect to our Regulation CF Offering assume that all of the subscriptions close, and also include an additional 12,214 bonus Class B Shares granted to investors who invested in the Regulation CF Offering during the first 7 days after its launch, or invested $2,500 or more.

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100% or $9,999,999.89
	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Avg Price Per Share
Founders	6,000,000	74.529%	$270.00	0.002%	$0.0000
Regulation CF Investors	440,214	5.468%	$1,070,000.00	9.666%	$2.4306
New Investors	1,610,305	20.002%	$9,999,994.05	90.332%	$6.2100
TOTAL	8,050,519	100.000%	$11,070,264.05	100.000%	$1.3751

75% or $7,499,999.22
	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Avg Price Per Share
Founders	6,000,000	78.452%	$270.00	0.003%	$0.0000
Regulation CF Investors	440,214	5.756%	$1,070,000.00	12.485%	$2.4306
New Investors	1,207,729	15.792%	$7,499,995.54	87.512%	$6.2100
TOTAL	7,647,943	100.000%	$8,570,265.54	100.000%	$1.1206

50% or $4,999,995.34
	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Avg Price Per Share
Founders	6,000,000	82.812%	$270.00	0.004%	$0.0000
Regulation CF Investors	440,214	6.076%	$1,070,000.00	17.627%	$2.4306
New Investors	805,153	11.113%	$4,999,997.03	82.369%	$6.2100
TOTAL	7,245,367	100.000%	$6,070,267.03	100.000%	$0.8378

25% or $2,499,997.67
	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Avg Price Per Share
Founders	6,000,000	87.684%	$270.00	0.008%	$0.0000
Regulation CF Investors	440,214	6.433%	$1,070,000.00	29.970%	$2.4306
New Investors	402,576	5.883%	$2,499,998.51	70.023%	$6.2100
TOTAL	6,842,790	100.000%	$3,570,268.51	100.000%	$0.5218

There is no accurate way to predict who will invest or how many bonus shares an investor may be entitled to and how that will impact dilution, however, assuming all investors qualify for the maximum number of bonus shares, 64,412 additional bonus shares would be issued in this offering, which would cause immediate dilution to your investment.   See “Plan of Distribution – Investor Perks.”

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by us. The investor’s stake in a company could be diluted due to the company issuing additional shares of common stock or securities convertible into shares of common stock. In other words, when the company issues more securities, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

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The type of dilution that hurts early-stage investors most occurs when the company sells more shares, or other equity securities in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

·	In June 2019, Ben invests $20,000 in shares that represent 2% of a company valued at $1 million.

·	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Ben now owns only 1.3% of the company but his stake is worth $200,000.

·	In June 2020, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Ben now owns only 0.89% of the company and his stake is worth only $26,660.

This type of dilution might also happen upon the conversion of convertible notes, stock options or warrants into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round,” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of our capital stock, or expecting each Class B Share to hold a certain amount of value, it is important to realize how the value of the Class B Shares can decrease by actions taken by us. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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PLAN OF DISTRIBUTION

Plan of Distribution

We are offering a maximum of 1,610,305 Class B Shares on a “best efforts” basis, plus any bonus shares that may be issued to certain investors. Assuming all investors qualify for the maximum number of bonus shares, 64,412 additional bonus shares would be issued in this offering, which would cause immediate dilution to your investment. See “Plan of Distribution – Investor Perks.”See “Plan of Distribution – Investor Perks.”

The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by us in our sole discretion.

The cash price per share of the Class B Shares is $6.21.

We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us. Following the Offering, we shall be subject to the reporting requirements pursuant to Rule 257(b).

We have engaged StartEngine Primary, LLC (“StartEngine Primary”) a broker-dealer registered with the SEC and a member of FINRA, to perform brokerage services in accordance with a posting agreement dated February 21, 2020 (“Posting Agreement”) on a best efforts basis, which Posting Agreement can be found in Exhibit 1.0 to the Offering Statement of which this offering circular is a part. StartEngine Primary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at https://www.startengine.com/fisherwallace. This offering circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

In addition, we have engaged an affiliate of StartEngine Primary, StartEngine Crowdfunding, Inc. (“StartEngine CF”), to perform administrative and technology-related functions in connection with this offering on its platform. StartEngine Primary will use the online platform provided by StartEngine CF at the domain name http://www.startengine.com/fisherwallace (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering. In addition, StartEngine CF will assist with the facilitation of credit and debit card payments through the Online Platform. We shall reimburse StartEngine for the following expenses (i) any applicable fees for fund transfers, (ii) all credit card charges charged to StartEngine by its credit card processor (typically 3.5%), (iii) escrow agent fees charged to StartEngine by third party escrow agents, and (iv) fees charged in connection with chargebacks or payment reversals.

Commissions and Discounts

The following table shows the total discounts and commissions payable to StartEngine Primary in connection with this offering:

Per Share
Public Offering Price	$6.21
Placement Agent Commissions	$0.4347
Proceeds, before expenses, to us	$5.7753

We shall also issue StartEngine Primary a warrant to purchase a number of Class B Shares, equal to 5% of the shares purchased in this offering, having an exercise price of $6.21 per share. The disposition of the warrant is subject to FINRA lockup restrictions pursuant to FINRA Rule 5110(g)(1), and pursuant to the Exhibit A of the Posting Agreement, the parties have agreed on a lock up period of 180 days immediately following the date of the commencement of sales in this offering.

Other Terms

In addition to the commission described above, we will also pay an advance of $15,000 to StartEngine Primary. This fee will be used for the purposes of undertaking a due diligence and compliance review.

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StartEngine Primary may, among other things, introduce us to potential target businesses or assist us in raising additional capital, as needs may arise in the future. If StartEngine Primary provides services to us after this offering, we may pay StartEngine Primary fair and reasonable fees that would be determined at that time in an arm’s length negotiation.

Escrow Agent

We have entered into an Escrow Services Agreement with Prime Trust LLC (the “Escrow Agent”), which can be found in Exhibit 8.1 to the Offering Statement of which this offering circular is a part. Investor funds will be held by the Escrow Agent pending closing or termination of the offering. All subscribers will be instructed by us or our agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this offering. We may terminate the offering at any time for any reason at our sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Prime Trust is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investments, recommend our securities, distribute this Offering Circular or other offering materials to investors or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such. The use of Prime Trust’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of us or this offering. All inquiries regarding this offering or escrow should be made directly to us.

For its services, the Escrow Agent will receive an escrow cash management fee in the amount of 1% of the funds held in escrow prior to any closing, not to exceed $3,400.

No Minimum Offering Amount

The shares being offered will be issued in one or more closings. No minimum number of shares must be sold before a closing can occur. Potential investors should be aware that there can be no assurance that any other funds will be invested in this offering other than their own funds. See “Risk Factors - This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.”

No Selling Shareholders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to us.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Commission, we will accept tenders of funds to purchase whole shares. We will conduct multiple closings on investments (so not all investors will receive their shares on the same date). Each time we accept funds transferred from the Escrow Agent is defined as a “Closing.” The funds tendered by potential investors will be held by the Escrow Agent and will be transferred to us at each Closing.

Process of Subscribing

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

If you decide to subscribe for the Class B Shares in this offering, you should complete the following steps:

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1.	Go to our page on http://www.startengine.com/fisherwallace and click on the “Invest Now” button;
2.	Complete the online investment form;
3.	Deliver funds directly by wire, debit card, credit card or electronic funds transfer via ACH to the specified account;
4.	Once funds or documentation are received, an automated AML check will be performed to verify the identity and status of the investor;
5.	Once AML is verified, the investor will electronically receive, review, execute and deliver to us a subscription agreement.

Potential investors will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision.

StartEngine Primary will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement, and receipt of an investor’s funds, and will not instruct the Escrow Agent to release an investor’s funds, until the investor has provided all required information.

When we request a disbursement through StartEngine’s portal, StartEngine will review the disbursement request to confirm that funds can be closed upon and the bank account information is accurate, and then notify the Escrow Agent to release the funds to our bank account.

All funds tendered (by wire, debit card, credit card or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be deposited into an escrow account with the Escrow Agent for our benefit. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into an account with the Escrow Agent.

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from us, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event we receive oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, we have not set a maximum period of time to decide whether to accept or reject a subscription.

If a subscription is rejected, or StartEngine receives a request from us or the investor to cancel the subscription prior to the applicable Closing, as soon as the funds invested have cleared the bank, StartEngine will process the cancelation, and the funds will generally be returned within 10 business days, without deduction or interest.

Upon acceptance of a subscription, we will send a confirmation of such acceptance to the subscriber.

Upon confirmation that an investor’s funds have cleared, we will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

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Investor Perks

To encourage participation in the Offering, we are providing specific perks for investors who invest a minimum of $1,500 in this offering. Additional perks, including bonus shares, are available for investments of greater amounts. We are of the opinion that these perks do not have any cash value and do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are a “thank you” to investors that help us achieve our mission. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any perks before investing. The table below presents the investment level to receive the stated perk:

Investment Amount	Rewards
$1,500-$2,499	Free Fisher Wallace Device
$2,500 - $4,999	Free Fisher Wallace Device and 2% bonus shares
$5,000 - $9,999	Free Fisher Wallace Device and 3% bonus shares
$10,000+	Free Fisher Wallace Device and 4% bonus shares

Transfer Agent

We have engaged StartEngine Secure, LLC, a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis.

Provisions of Note in Our subscription agreement

Exclusive Venue

Our subscription agreement includes a forum selection provision that requires any claim against us based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of New York. This forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. We have adopted this provision to limit the time and expense incurred by our management to challenge any such claims. As a company with a small management team, this provision allows our officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on our operations.

USE OF PROCEEDS

We estimate that, at a per share price of $6.21, the net proceeds from the sale of the 1,610,305 Class B Shares in this offering will be approximately $6,668,496, after deducting the estimated offering expenses of approximately $3,331,498 (including, payment to StartEngine and other offering expenses).

The table below shows the estimated net proceeds we would receive from this offering assuming the sale of 25%, 50%, 75% and 100% of the Class B Shares we are offering. There is no guarantee that we will be successful in selling any of the Class B Shares we are offering.

	25%	50%	75%	100%
Shares Sold in this Offering	402,576	805,152	1,207,729	1,610,305
Gross proceeds	2,499,997	4,999,994	7,499,997	9,999,994
Offering expenses	903,374	1,712,748	2,522,124	3,331,498
Net proceeds to the company	1,596,623	3,287,246	4,977,873	6,668,496

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The table below sets forth the manner in which we intend to use the net proceeds we receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Class B Shares we are offering. All amounts listed below are estimates.

	25%	50%	75%	100%
R&D and Production	319,325	657,449	995,575	1,333,699
Marketing and Sales	798,311	1,643,623	2,488,937	3,334,248
SG&A	159,662	328,725	497,787	666,850
Loan Repayment	159,662	328,725	497,787	576,525
Working Capital	159,662	328,725	497,787	777,174
TOTAL	1,596,623	3,287,246	4,977,873	6,688,496

We currently have sufficient capital to fund the clinical trial needed to submit the PMA application for depression and the clinical testing needed to amend our FDA applications for anxiety and insomnia. The proceeds of this offering, are therefore primarily intended to fund our growth outside of the immediate clinical data needs. Specifically, we intend to use the proceeds for product development and IP development, hiring, US market access, expansion into Europe, product marketing and debt repayment.

We reserve the right to change the above use of proceeds if management believes it is in our best interests.

The allocation of the net proceeds of the offering set forth above represents our estimates based upon our current plans, assumptions we have made regarding the industry, general economic conditions and our future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that we do not raise the entire amount we are seeking, then we may attempt to raise additional funds through private offerings of our securities or by borrowing funds. We do not have any committed sources of financing.

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OUR BUSINESS

This discussion should be read in conjunction with the other sections of this offering Circular, including “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Offering Circular.

Over the past three years, we have manufactured and marketed transcranial alternating current stimulation (“tACS”) medical devices for the treatment of depression, anxiety and insomnia, as well as tACS wellness devices for sleep and stress management. Our flagship medical device, the Fisher Wallace Stimulator®, is cleared by the FDA in the United States and is approved for sale over-the-counter in Europe (CE-ISO) for the treatment of depression, anxiety and insomnia.  See “Risk Factors – As a result of government regulation, we may be unable to market our devices in the United States in the future for the designations of depression, anxiety and/or insomnia.”

Our technology has been shown in published clinical studies to stimulate neurochemical production and lower cortisol, as well as reduce the symptoms of depression, anxiety and insomnia. Patients use the device at home for 20 minutes a day and, in clinical trials and practice, the majority of patients experience durable symptom reduction within the first week of use. The device may be safely used in conjunction with drug therapy. We are currently developing new versions of our technology to lower the cost of manufacturing which may also feature a new industrial design and packaging, as well as a mobile app to enhance the patient experience and improve data analytics. .

We believe that the stress, mood and sleep therapy markets are inadequately served by drug therapy and behavioral therapy which provide low to modest efficacy at high cost and side effect rate and require significant provider administration and patient engagement. We compete with these standards of care by offering an easy-to-use, low-risk, effective and affordable treatment option that causes no known serious side effects and may be used at home.

The customer base for our devices is large and consistently growing, and we believe that the demand for treatment alternatives to drug therapy and behavioral therapy will remain high for the foreseeable future. We sell our product primarily through our website, to which we drive customers through paid digital advertising and email marketing.

The mental health treatment demands resulting from a pandemic are well served by our technology and distribution method – specifically, an affordable, low risk treatment option that may be prescribed via telemedicine and shipped directly to a patient’s home. As a result, we believe that our product will continue to be in demand, and may experience increased demand, during the Covid-19 crisis and during any future pandemics.

We have engaged with a new contract manufacturer in China with which we have placed our initial purchase order, and which is scheduled to begin delivering devices by the end of Q2 2020 at approximately 40% of our current manufacturing cost. We order product pursuant to purchase orders, and have no other written agreement with the manufacturer. To our knowledge, COVID-19 has not effected our manufacturer’s ability to manufacture and provide us with our products.

Government Regulation

Our device has been legally marketed in the United States since 1990 when it obtained 510k clearance from the United States Food & Drug Administration (the “FDA”) for the treatment of depression, anxiety and insomnia. On December 20, 2019, FDA published a Final Order on the Federal Register regarding the approval process for our device, which would transition the marketing status of the device from “FDA-Cleared” to “FDA-Approved.” To obtain approval for our device for use in treating anxiety and/or insomnia, we must submit an amendment(s) to our 510k that includes clinical testing data by December 19, 2020.  To obtain approval for our device for use in treating depression, we must submit a premarket approval (“PMA”) application by June 19, 2020, that includes clinical data. We intend to petition the FDA to extend the above submission deadlines in consideration of the Covid-19 pandemic.

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We anticipate that the cost of obtaining additional clinical testing data will total $500,000 combined for the insomnia and anxiety indications. If such clinical testing data is rejected by FDA, and/or our PMA application for depression is rejected, we may not continue to market our device for such indications in the United States which could have a material adverse effect on our business, however, in such case, we would dedicate more resources to marketing our product in Europe where we have the regulatory approval, and we may continue to market and sell our product in the US as a general wellness device for the management of sleep and stress.

Intellectual Property

Our flagship product, the Fisher Wallace Stimulator®, uses technology that was protected by a patent which has expired. We are developing new intellectual property, specifically, a new wearable embodiment of our technology for which we filed a provisional patent application in December 2019. We intend to submit a final patent application by December 2020; however, a final patent may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We may seek additional intellectual property protection in the course of our development of new products and subsequent versions of our products. We currently own trademarks for our brands, including, Fisher Wallace Stimulator®, Circadia® and Kortex®, and their respective domain names. See “Risk Factors - Our intellectual property could be unenforceable or ineffective.”

Competitors and Industry

Our product primarily competes with drug therapy and behavioral therapy, but may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. See “Risk Factors - We face significant market competition”.

Employees

We currently have 4 full-time employees and 4 part-time employees. We work with various consultants and freelancers on a retainer or project basis.

Property

Our corporate headquarters is located at 325 Rutledge Street, Brooklyn, New York, where we lease 460 square feet of office space, on a month-to-month basis, in exchange for $1,975 per month.

Legal Proceedings

In May 2020, a former consultant  filed a lawsuit against us in Small Claims Court, in Orange County, California, seeking  $4,305 in unpaid fees for marketing services provided to us. While we believe we had sufficient justification to withhold payment of such fees, we are in the process of settling this claim. We are currently not a party to or involved in any other litigation, and our management is not aware of any other pending or threatened legal actions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We were formed as a Delaware corporation on August 23, 2019, and our headquarters are located in New York, New York. Our predecessor-in-interest, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in September 2019. We manufacture and market wearable medical devices for the treatment of depression, anxiety and insomnia. Our flagship product, the Fisher Wallace Stimulator® is currently approved in the United States, Europe, Canada, Mexico and Brazil to treat depression, anxiety and insomnia. See “Risk Factors – As a result of government regulation, we may be unable to sell our devices in the United States in the future.”

Results of Operation

Revenue

For the fiscal year ending December 31, 2019, our revenue was $3,864,705,56 compared to $4,717,684 for the fiscal year ending December 31, 2018. Historically, we have derived nearly all of our sales through digital advertising and email marketing. Fiscal year 2019 presented a multiple challenges on this front, including the consecutive hiring and termination of two digital advertising agencies. The resulting disruption to marketing activities negatively impacted our revenues in 2019. Fiscal year ending December 31, 2019, however, ended with robust sales in December and a decision from the FDA (December 20, 2019) that provides an approval path for our medical device, by allowing us to submit clinical testing data to the FDA by December 19, 2020, and, if the data is accepted, obtain full FDA-Approval as early as Q2 2021, which we believe will result in increased revenues in 2021.

Additionally, in March 2020, we began providing our customers with a free return shipping label rather than charging a $69 return fee, which we believe will increase customer acquisition and revenue.

Cost of Goods Sold

For the fiscal year ending December 31,2019, our cost of goods sold was $947,495, compared to $1,082,135 for the fiscal year ending December 31, 2018. We have engaged with a new contract manufacturer which we estimate will reduce our cost of goods sold by approximately 60% while improving the overall quality and volume capacity of our products. The first delivery of these devices is scheduled to arrive in inventory by the end of Q2 2020.

Gross Margin

For the fiscal year ending December 31, 2019, our gross margin was $2,917,211, compared to $3,635,549 for the fiscal year ending December 31,2018.

Operating Expenses

Our operating expenses consist of advertising and marketing expenses, and general and administrative expenses.  For the fiscal year ending December 31, 2019, our operating expenses were $3,460,267, including $2,386,013 for advertising and marketing and $1,074,254 for general and administrative.  For the fiscal year ending December, 31, 2018, our operating expenses were $3,435,225, including $2,388,598 for advertising and marketing, and $1,046,627 for general and administrative expenses. The increase in advertising expenses during 2019 is primarily a result of the expense of advertising our Regulation CF offering.

Net Operating Income

Our net operating loss for the fiscal year ending December 31, 2019 was $543,056, compared to a net operating profit of $200,325 for the fiscal year ending December 31, 2018.

We have engaged a new overseas contract manufacturer which is scheduled to start delivering devices by the end of Q2 2020 at approximately forty percent of our current manufacturing cost.  We expect to realize consistent monthly operationally breakeven or profitable financial performance in Q2 2020 as a result of new lower cost manufacturing and improved return on ad spend.

20

We believe that the increase in customer acquisition resulting from our new return policy, combined with improved advertising and email marketing, the significant reduction in our cost of goods sold we expect to result from our new manufacturing arrangement, and the release of our new device in 2021, will have a significant positive impact on our financial performance in 2020 and beyond.

Liquidity and Capital Resources

Since our inception we have raised an aggregate of $2,152,712 through various securities offerings, which we have used for operations.  As of December 31, 2019, we had $339,584 in cash and cash equivalents, compared to $159,577 as of December 31, 2018. As of June 29, 2020 and excluding the proceeds of this offering, we had approximately $1,000,000 in cash on hand. Assuming sales do not decline and our costs do not increase we have sufficient operating capital to continue our operations indefinitely.

We may incur significant additional costs in finalizing the development of our new Stimulator, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, and additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and marketing, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

We have a credit card with American Express bearing interest at 18.24% per annum, with a credit limit of $175,000 a credit card with Citibank, bearing interest at 13.24% per annum, with a credit limit of $50,000 and a credit card with Capital One bearing interest at 16.99% per annum, with a credit limit of $50,000. As of June 30, 2020, the outstanding balances on the American Express card, the Citibank card and the Capital One card, were $22,283, $39,124, and $46,693, respectively.

In June 2020 we received a $310,000 loan from Shopify Capital, which is paid back through the deduction of 17% of our daily revenue received on our Shopify e-commerce platform, and carries a total expense of $24,800 in fees, in addition to the payback of principle.

During 2017 and 2018, Charles A. Fisher, our chairman, chief financial officer and secretary, made $576,525 in loans to Fisher-Wallace Laboratories, LLC, our predecessor-in-interest, which loans were assumed by us as of January 1, 2020. Interest at a rate of 5% per annum commenced accruing on the loans on January 1, 2020. The loans have no set maturity dates, however, we have agreed to use 10% of the proceeds of any financings, including the proceeds of this offering, to pay down such loans.

Plan of Operations

Throughout 2020, we intend to focus on reducing the cost of goods sold by approximately 60% and growing sales through increased marketing spend with reduced cost per customer acqusition, obtain and submit clinical data required by the FDA to market and sell our products for the treatment of depression, anxiety and insomnia in the United States, and complete development of new versions of our products. The table below outlines our significant goals for the next 12 months, which we anticipate will require approximately $710,000 in addition to our current cash on hand to complete.

21

Estimated Completion Date	Task		Estimated Cost

Q2- 2020	•	Reduce cost of goods sold by more than 50%.	NA

	•	Submit Pre-Market Approval application to FDA as part of the approval process for the depression indication.	$10,000

Q4 – 2020	•	Obtain and submit sufficient clinical testing data to FDA for the anxiety and insomnia indications (510k amendments).	$500,000

	•	submit a final patent application for a new embodiment of our technology.	$50,000

Q1 - 2021	•	Complete product development for new versions of Circadia® and the Fisher Wallace Stimulator®.	$150,00-$250,000

	•	Commercially launch new versions of Circadia® and the Fisher Wallace Stimulator®.	$100,000

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in this offering. If we do not raise a sufficient amount of funds in this offering, we may not incur all the costs or complete all the milestones outlined above.

22

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees

Kelly Roman	Chief Executive Officer and Director	46	August 2019 – Present	Full Time

Charles A. Fisher	Chief Financial Officer, Secretary and Director	64	August 2019 – Present	Full Time

There are no arrangements or understandings betweeecutive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Kelly Roman, has served as our chief executive officer and director since our inception in August 2019. As Chief Executive Officer, Mr. Roman is responsible for our strategy and execution, with a focus on advertising, email marketing, content, product development, regulatory affairs, and clinical trial strategy. Since July 2009, Mr. Roman served as the Chief Executive Officer of our predecessor organization, Fisher-Wallace Laboratories, LLC, a New York limited liability company. Mr. Roman graduated from Harvard College, and served as an award-winning executive in the digital advertising (Nielsen) and SaaS industries (Oddcast). He currently serves on the boards of two public charter high schools in New York City.

Charles A. Fisher, has served as our Chairman, Chief Financial Officer and Secretary since our inception in August 2019. As Chief Financial Officer, Mr. Fisher manages device manufacturing, inventory, office staff, public relations, financial controls, and governmental reporting. Since January 2007, Mr. Fisher has served as the manager and Chief Financial Officer of our predecessor organization, Fisher-Wallace Laboratories, LLC, a New York limited liability company. Mr. Fisher is a graduate of Harvard College, and an entrepreneur with extensive career experience in building consumer products companies.

23

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below reflects the annual compensation paid by us and our predecessor-in-interest, to our only officers and directors during the fiscal year ended December 31, 2019:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation (1)	Total Compensation
Kelly Roman 325 Rutledge Street Brooklyn, NY 11211	Chief Executive Officer and Director	$195,855	$29,400	$225,255

Charles A. Fisher 325 Rutledge Street Brooklyn, NY 11211	Chief Financial Officer, Secretary and Director	$0	$20,632	$20,632

(1)	Constitutes health insurance premiums.

The directors do not receive any compensation for their service as directors.

We are not parties to employment agreements with any of our officers and we expect to maintain the same compensation levels during 2020.

24

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding Class A Common Stock (which are our only voting securities) as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding Class A Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of class
Class A Common Stock	Charles A. Fisher 325 Rutledge Street Brooklyn, NY 11211	3,900,000	(1)	0	65%

Class A Common Stock	Kelly Roman 325 Rutledge Street Brooklyn, NY 11211	1,380,000	(2)		23%

Class A Common Stock	All directors and officers as a group (2 persons)	5,280,000	(3)	0	88%

______________________

(1)	Class A Common Stock owned by Fisher-Wallace Laboratories, LLC, a New York limited liability company, of which Mr. Fisher holds 65% of the membership interests.
(2)	Class A Common Stock owned by Fisher-Wallace Laboratories, LLC, a New York limited liability company, of which Mr. Roman holds 23% of the membership interests.
(3)	Class A Common Stock owned by Fisher-Wallace Laboratories, LLC, a New York limited liability company, the membership interests of which are held by Messrs. Roman and Fisher, in the following respective amounts: 23% and 65%.

25

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During 2017 and 2018, Charles A. Fisher, our chairman, chief financial officer and secretary, made various loans to Fisher-Wallace Laboratories, LLC, in the aggregate amount of $576,525, which commenced accruing interest on January 1, 2020. The most recent advance of $50,000 was made in May 2019. As of December 31, 2019, the cumulative loan balance was $576,525.00 (the “Fisher Debt”).  Pursuant to an Asset Purchase Agreement entered into in or about September 2019, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in exchange for 5,999,999 shares of our Class A Common Stock. We assumed all of the liabilities of Fisher-Wallace Laboratories, LLC, including, the Fisher Debt. As part of the Asset Purchase Agreement, we agreed that we would use 10% of the proceeds of any future financing (excluding our recently closed Regulation CF financing, however, including the proceeds of this offering) to pay down the Fisher Debt.

26

SECURITIES BEING OFFERED

In this offering, we are offering to investors Class B Common Stock.

Our authorized capital stock consists of 10,200,000 shares of common stock, par value $0.0001 per share, of which 8,000,000 shares are designated as “Class A Common Stock” (the “Class A Shares”) and 2,200,000 shares are designated as “Class B Common Stock” (the “Class B Shares,” and sometimes together with the Class A Shares, the “Common Stock”). As of March 31, 2020, we had 6,000,000 Class A Shares outstanding, and assuming the closing of all subscriptions we have received in our Regulation CF offering, we shall have 440,214 Class B Shares outstanding.

The rights of holders of our Common Stock are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding Class A Shares, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board of chief executive officers, with the approval of the holders of the Class A Shares, may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock.

The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

The holders of Class A Shares are entitled to one vote per share. The holders of Class B Shares have no voting rights, except as provided under Delaware law, which include the right to vote on an amendment to our Certificate of Incorporation if the amendment would increase or decrease the par value of the Class B Shares, or alter or change the powers, preferences, or special rights of the Class B Shares, so as to affect them adversely.

27

FISHER WALLACE LABORATORIES, INC.

(a Delaware corporation)

Consolidated Financial Statements and Independent Auditor’s Report

For the calendar year periods ended 2019 and 2018

F-1

INDEPENDENT AUDITOR’S REPORT

April 24, 2020

To:	Board of Directors, Fisher Wallace Laboratories, Inc.

Re:	2019(inception) Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of Fisher Wallace Laboratories, Inc. (the “Company”), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, stockholders’ equity/deficit, and cash flows for the calendar years thus ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

F-2

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of its operations, shareholders’ equity/deficit and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 and 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

F-3

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2018

SEE INDEPENDENT AUDITOR’S REPORT AND NOTES TO THE FINANCIAL STATEMENTS

	2019	2018
ASSETS
Current Assets
Cash and Cash Equivalents	$339,584	$159,577
Receivables	30,560	6,658
Inventories	6,709	19,833
Other Current Assets	14,025	0
Total Current Assets	390,878	186,068

Long-lived Assets
Intangible assets, net of accumulated amortization	0	342
Total Non-Current Assets	0	342
TOTAL ASSETS	$390,878	$186,410

LIABILITIES & EQUITY
Current Liabilities
Accounts Payable	76,425	123,856
Credit Cards Payable	49,000	42,400
Member Loan, current	576,525	126,525
Other Current Liabilities	35,729	35,729
Total Current Liabilities	737,679	328,510

Total Liabilities	737,679	328,510
Member and Shareholders’ Equity
Common Stock, Class A (8,000,000 shares authorized, 6,000,000 shares issued and outstanding)	0	0
Common Stock, Class B (2,200,000 shares authorized, 204,538 shares issued and outstanding)	489,330
Class B Common Stock subscriptions receivable	(68,388)
Additional Paid-In Capital	(1,307,042)	0
Membership Interest	0	(1,224,455)
Retained Deficit	539,299	1,082,355
Total Shareholders’ Equity	(346,801)	(142,100)

TOTAL LIABILITIES & EQUITY	$390,878	$186,410

F-4

FISHER WALLACE LABORATORIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE CALENDAR YEAR PERIODS ENDED 2019 AND 2018

SEE INDEPENDENT AUDITOR’S REPORT AND NOTES TO THE FINANCIAL STATEMENTS

	2019	2018
Revenue	$3,864,706	$4,717,684
Cost of Goods Sold	947,495	1,082,135
Gross Margin	2,917,211	3,635,549

Operating Expenses
Advertising and Marketing	2,386,013	2,388,598
General and Administrative Expenses	1,074,254	1,046,627
Total Operating Expenses	3,460,267	3,435,225

Net Operating Income (Loss)	(543,056)	200,325

Other Income (Expense)	0	0

Net income (Loss)	$(543,056)	$200,325

Earnings per share, basic	$(0.09)	$0.03
Earnings per share, diluted	$(0.09)	$0.03

F-5

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/DEFICIT

FOR THE CALENDAR YEAR PERIODS ENDED 2019 AND 2018

SEE INDEPENDENT AUDITOR’S REPORT AND NOTES TO THE FINANCIAL STATEMENTS

	Class A Common Stock		Class B Common Stock		Additional Paid-In	Membership	Accumulated Earnings/	Total Members/ Shareholders’
	Shares	Amount	Shares	Amount	Capital	Interest	(Deficit)	Equity
Balance as of January 1, 2018	0	$0	0	$0	$0	$(1,225,537)	$882,030	$(343,507)
Member distribution						(1,082)
Net income (loss)							200,325	(36,383)
Balance at December 31, 2018	0	0			0	(1,224,455)	1,082,355	(142,100)
Contribution of assets from LLC	6,000,000	0			(1,307,042)	1,224,455		(82,587)
Issuance of Class B Common Stock, net of amounts subscriptions receivable			204,538	420,942				420,942
Net income (loss)							(543,056)	(543,056)
Balance at December 31, 2019	6,000,000	0	204,538	420,942	$(1,307,042)	0	$539,299	$(346,801)

F-6

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE CALENDAR YEAR PERIODS ENDED 2019 AND 2018

SEE INDEPENDENT AUDITOR’S REPORT AND NOTES TO THE FINANCIAL STATEMENTS

	2019	2018
Cash flows from Operating Activities
Net income	$(543,056)	$200,325
Total Adjustments to reconcile Net Cash Provided By Operations:
Add back amortization	342	0
(Increase) Decrease in accounts receivable	(23,902)	(6,658)
(Increase) Decrease in inventory	13,124	(17,680)
(Increase) Decrease in other current assets	(14,025)	5,000
(Decrease) Increase in accounts payable	(47,431)	1,838
(Decrease) Increase in credit cards	6,600	42,400
(Decrease) Increase in other current liabilities	0	15,943
Net Cash Provided By Operating Activities:	(608,348)	241,167

Cash flows from Investing Activities
None	0	0
Net Cash used in investing activities	0	0

Cash flows from financing activities
Member distribution	0	(1,082)
LLC asset contribution	(82,588)	0
Member loan proceeds/(repayment)	450,000	(415,000)
Proceeds from Class B Common Stock, net of expenses	420,943	0
Net cash received from financing activities	788,355	(416,082)

Net (decrease) increase in cash and cash equivalents	180,007	(174,915)
Cash and cash equivalents at beginning of period	159,577	334,492
Cash and cash equivalents at end of period	$339,584	$159,577

F-7

FISHER WALLACE LABORATORIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE INCEPTION PERIOD OF AUGUST 23, 2019 TO DECEMBER 31, 2019

SEE INDEPENDENT AUDITOR’S REPORT

NOTE 1 – NATURE OF OPERATIONS

Fisher Wallace Laboratories Inc. (which may be referred to as the “Company”, “we,” “us,” or “our”) was formed on August 23, 2019 (“Inception”) in the State of Delaware. After inception, Fisher Wallace Laboratories LLC (the “LLC”) contributed substantially all of the assets including cash, accounts receivable, inventory, accounts payable obligations and other intangible assets to the Company in exchange for all of the stock of the Company.

The Company began its commercial operations with the contributed assets of LLC in November 2019. In accordance with Regulation S-X and accounting principles generally accepted in the United States of America (“U.S. GAAP”), the combined results and financial position of LLC from January 2018 through December 2019 and of the Company from August 2019 through December 2019 are presented together.

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in New York, NY.

The Company manufactures (through a subcontractor in New Jersey) a cranial electrotherapy stimulation device, the Fisher Wallace Stimulator, which is FDA cleared for the treatment of depression, anxiety and insomnia. The device was invented by two electrical engineers, Saul and Bernard Liss, in the 1980’s, and has been on the market as an FDA sanctioned device since 1991. The device uses a mild form of alternating current to stimulate key neurotransmitters, including dopamine, serotonin and beta-endorphin, and also lowers cortisol, the stress hormone.

The Fisher Wallace Stimulator restores sleep and improves mood by using patented radio frequencies to gently stimulate the brain’s production of serotonin, beta-endorphin and other key neurochemicals. Multiple published studies, including studies performed at Harvard Medical School, have proven the safety and effectiveness of the device. Patients typically use the device twice a day for twenty minutes (once in the morning and once before bedtime). The device causes no serious side effects and is safe to use while taking medication.

The Fisher Wallace Stimulator is sold primarily to consumers directly by us, as well as to a handful of distributors. Most of our distributors are located in the US, there is one in Mexico, and several are in Europe.

We have a CE/ISO mark which allows us to sell in Europe and Mexico (COFAPRISE).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

F-8

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory

Inventories consist primarily of consist primarily of our medical devices. Inventories are recorded using the First in First Out (FIFO) method. As of December 31, 2019 and 2018, the Company carries total inventory in the amount of $6,709 and 19,833, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company has no property and equipment as of December 31, 2019 or 2018.

Patents

The company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. The Company’s patent was acquired in 2019 from LLC in the capital contribution of the Company. While the Company believes the patent to be an integral part of its commercial operation, LLC had fully amortized the asset prior to assignment.

Revenue Recognition

The Company recognizes revenues from the sale of the Fisher Wallace Stimulator medical device and Circadia, the OTC version, primarily through the internet on their websites, fisherwallace.com and circadia.info when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

F-9

Shipping and Handling

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Costs of Net Revenues

Costs of Net Revenues include the cost of stimulator, batteries, accessories and spare parts, device bags, labels, Shopify fees, strap material, PayPal fees.

Earnings/loss per share

The Company presents earnings and loss per share data by calculating the quotient of earnings and loss divided by the number of common shares outstanding (6,000,000 Class A shares and 204,538 Class B shares as of the end of 2019) as required by ASC 260-10-50. In 2019 and 2018, there were no dilutive securities outstanding. The basic and dilutive earnings or loss per share data are provided in the Statement of Operations.

Income Taxes

The Company is taxed as a C corporation. The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2019, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant trucing authority based on its technical merit.

As the Company incurred a net operating loss for 2019, it does has not accrued any current income tax expense. Accordingly, any value of the deferred tax asset from the net operation loss carryovers is uncertain to be realized so a full valuation allowance has been established.

The Company has not yet filed its income tax return for 2019. After it does so, the Company’s tax returns will remain open to examination for a period of 3 years.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a shareholders’ deficit of $346,801 as of December 31, 2019. Additionally, the Company faces significant economic uncertainty due to the COVID-19 pandemic and associated economic slowdown.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

F-10

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 – DEBT INSTRUMENTS

The Company has borrowed $576,525 and $126,525 as of December 31, 2019 and 2018, respectively, from a member of the management team to secure working capital. These amounts bear interest at a rate of 5 (five) percent per annum starting in 2020 and have no fixed maturity. The Company intends to repay these amounts and any interest accrued in 2020 when prudent for the long-term health of the Company including using up to ten percent of the amount raised in a Regulation A offering (see Note 9) to repay the Member Loan.

NOTE 5 – RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers”, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We have adopted the new standard effective January 1, 2018.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows” (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Upon formation and commercialization in November 2019, the Company took over the lease obligation of LLC of approximately $3,000 per month on a month-to-month lease.

The Company is not currently involved with or know of any pending or threatening litigation against the Company or any of its members.

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NOTE 7 – SHAREHOLDERS’ EQUITY

The Company has 10,200,000 shares of common stock authorized. These shares have been divided into Class A common shares (8,000,000 shares) and Class B common shares (2,200,000 shares).

The holders of Class A Shares represent the sole class of voting shares of which 6,000,000 shares are issued and outstanding. All of the Class A shares are held by LLC of which 88 percent are beneficially owned by management.

During 2019, the Company issued 204,538 shares of Class B common shares in exchange for $489,330 of which $68,388 remains receivable from the subscribing shareholders. The holders of Class B Shares issued in the Regulation CF campaign and to be issued in a Regulation A offering discussed below, are entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

The Class B Shares have no voting rights. As of the date of this offering circular, Fisher-Wallace Laboratories, LLC, a New York limited liability company, owns all of our Class A Common Stock, which are our only voting shares. Fisher-Wallace Laboratories, LLC, is controlled by Charles A. Fisher, our chief financial officer, secretary and a director.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company was capitalized with cash, inventory, accounts receivable, intangible assets and accounts payable obligations after inception from LLC in exchange for the stock of the Company. The Company recorded these contributed assets at their verifiable book value. No goodwill or excess purchase price was allocated. Many of the most valuable assets contributed by LLC to the Company included customer lists, branding goodwill, patents and other intangibles that have no book value in these financial statements.

As discussed in the above Note 4, The Company has borrowed a total of $576,525 of short-term capital from a member of management as of December 31, 2019. This obligation to a related party does not bear any interest or have a fixed maturity.

NOTE 9 – SUBSEQUENT EVENTS

Regulation CF Offering

As discussed in Note 4, the Company has issued Class B common stock in an offering exempt from registration under Regulation CF. During January through April 2020, the Company issued an additional $534,143 of Class B common stock as part of the offering initiated in 2019 and discussed above. In total during 2019 and 2020, the Company raised $1,023,473, net of expenses. The Regulation CF offering was made through StartEngine.

Regulation A Offering

During 2019, the Company intends to offer securities exempt from registration under an exemption outlined in Regulation A. Offerings made under Regulation A can issue securities for up to $50M, though the Company is targeting to raise up to $10,000,000 before expenses through the issuance of up to 1,610,305 shares of Class B common shares. The US Securities and Exchange Commission must also qualify the offering before the Company may issue these securities. The likelihood of success of the offering is undeterminable by the Company at this time. The Company is conducting this offering through StartEngine who will be entitled to a seven percent cash commission as well as warrants to purchase up to five percent of the securities issued in the offering.

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Shopify Capital Loan

In 2020, the Company received a $195,000 loan which is paid back by the deduction of 17 percent of daily revenue received through the Company’s Shopify ecommerce platform and carries a total of $11,700 in other financing charges.

Management Evaluation

The Company has evaluated subsequent events that occurred through April 24, 2020, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

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